Exhibit 10.32
EMPLOYMENT AGREEMENT
EMPLOYMENT AGREEMENT, dated as of August 11, 2009 (this “Employment Agreement”), by and between Education Management LLC, a Delaware limited liability company (together with its successors and assigns, the “Company”), and John R. Kline (the “Executive”) (each of the Executive and the Company, a “Party,” and collectively, the “Parties”).
WHEREAS, the Company desires to employ the Executive and utilize his management services as indicated herein, and the Executive desires to be employed by the Company, all on the terms and conditions set forth in this Employment Agreement;
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valid consideration the sufficiency of which is acknowledged, the Parties agree as follows:
Section 1. Employment.
1.1. Term. The Company agrees to employ the Executive, and the Executive agrees to be employed by the Company, in each case pursuant to this Employment Agreement, for a period commencing on the date hereof (the “Effective Date”) and ending on the third (3rd) anniversary of the Effective Date (the “Initial Term”); provided, however, that the term of this Employment Agreement and the Executive’s employment hereunder shall renew automatically for successive one (1) year periods (each, a “Renewal Term”), unless at least one hundred twenty (120) days prior to the end of the Initial Term or any subsequent anniversary of the Effective Date, either party shall have given notice to the other party that this Employment Agreement shall terminate on that anniversary date (the Initial Term, together with any Renewal Terms, the “Term”). Notwithstanding the foregoing, the Executive’s employment shall be subject to earlier termination in accordance with Section 3 hereof.
1.2. Duties. During the Term, the Executive shall serve as the Company’s President, EDMC Online Higher Education, and such other positions as officer or director of the Company and its affiliates as the Executive and the Board of Directors of the Parent (the “Parent Board”) shall mutually agree from time to time. In such position, the Executive shall perform such duties, functions and responsibilities during the Term commensurate with the Executive’s position. The Executive shall have all authorities, duties and responsibilities customarily exercised by an individual serving in the foregoing positions at an entity of the size and nature of the Company; shall be assigned no duties or responsibilities that are materially inconsistent with, or that materially impair his ability to discharge, the foregoing duties and responsibilities; shall have such additional duties and responsibilities, consistent with the foregoing, as may be from time to time assigned to him; and in his capacity as President, EDMC Online Higher Education shall report to the Chief Executive Officer of the Company or any other officer determined from time to time by the Chief Executive Officer.

1.3. Exclusivity. During the Term, the Executive shall devote his full business time and attention to the business and affairs of the Company, shall faithfully serve the Company, and shall in all material respects conform to and comply with such lawful and reasonable directions and instructions given to him as are consistent with Sections 1.2 and 1.3 hereof. During the Term, the Executive shall use his reasonable best efforts to promote and serve the interests of the Company and shall not engage in any other business activity, whether or not such activity shall be engaged in for pecuniary profit. Notwithstanding the foregoing provisions of this Section 1.3, but subject to the other provisions of this Employment Agreement, the Executive may (i) engage in charitable activities and community affairs, (ii) serve, with the prior approval of the Company’s Chief Executive Officer, on the boards of a reasonable number of business entities, trade associations and charitable organization, (iii) accept and fulfill a reasonable number of speaking engagements, and (iv) manage his personal investments and affairs; provided that such activities do not either individually or in the aggregate materially interfere with the performance of his duties hereunder.
Section 2. Compensation.
2.1. Salary. As compensation for the performance of the Executive’s services hereunder, during the Term, the Company shall pay to the Executive a salary at an annual rate of $290,000.00, payable in accordance with the Company’s standard payroll policies (the “Base Salary”). The Base Salary will be reviewed annually and may be adjusted upward by the Board of Directors of the Company (the “Board”) (or a committee thereof) in its discretion.
2.2. Annual Bonus. The Executive will be eligible for an annual incentive bonus (the “Annual Bonus”) for each complete fiscal year occurring during the Term. The Executive’s target bonus will be eighty percent (80%) of the Base Salary; provided, however, that the Annual Bonus for fiscal year 2009 will be $100,000. Except for fiscal 2009, the actual Annual Bonus paid for any year will depend on meeting Company and individual performance standards established by the Board. The Annual Bonus will be paid in cash within seventy-five (75) days of the end of the fiscal year.
2.3. Equity. The Executive will be eligible for grants of stock options pursuant to the Parent’s Stock Option Plan as determined by the Parent Board or a committee thereof.
2.4. Employee Benefits. During the Term, the Executive shall be eligible to participate in such health and other group insurance, retirement and other employee benefit plans and programs of the Company as in effect from time to time on the same basis as similarly situated executives of the Company.
2.5. Vacation. During the Term, the Executive shall be entitled to paid vacation in accordance with the Company’s vacation policy as in effect from time to time.
2.6. Business Expenses. The Company shall pay or reimburse the Executive for all commercially reasonable business out-of-pocket expenses that the Executive incurs during the Term in performing his duties under this Employment Agreement upon presentation of documentation and in accordance with the expense reimbursement policy of the Company as approved by the Board (or a committee thereof) and in effect from time to time.

2.7. Housing. During the period beginning on the Effective Date and ending on the first anniversary of the Effective Date, it is expected that the Executive will perform his duties hereunder not less than 50% of the time in the Company’s Pittsburgh, PA office and the rest of the time at the Company’s Phoenix, AZ office. During this period the Executive will be reimbursed for up to $2,000.00 per month in temporary living expenses in Pittsburgh, PA and will be reimbursed for reasonable travel expenses for travel between Phoenix, AZ and Pittsburgh, PA. The Company’s Chief Executive Officer in his discretion will inform the Executive whether the Executive will be required to move to Pittsburgh, PA after the first anniversary of the Effective Date. In the event that the Executive moves to Pittsburgh, PA, the Company will reimburse the Executive for his moving expenses in accordance with Company policy and will reimburse Executive for up to $60,000 in selling expenses, including sales commission and customary closing, in connection with the sale of his house in Phoenix, AZ.
Section 3. Employment Termination.
3.1. Termination of Employment. The Company may terminate the Executive’s employment hereunder for any reason during the Term, and the Executive may voluntarily terminate his employment hereunder for any reason during the Term, in each case (other than a termination by the Company for Cause) at any time upon not less than thirty (30) days’ notice to the other Party. Upon any termination of the Executive’s employment hereunder for any reason during the Term, the Executive shall be entitled to (i) any Base Salary earned but unpaid through the date of termination; (ii) any other payment or benefit to which he is entitled under the applicable terms of any applicable plan, program, agreement or arrangement of the Company or its affiliates (each, a “Company Arrangement”), including the plans, programs, agreements and arrangements referred to in Sections 2.2 through 2.6 and 8.1 ((i) and (ii) being, collectively, the “Accrued Amounts”); provided, however, that if the Executive’s employment hereunder is terminated (x) by the Company for Cause, or (y) by the Executive voluntarily without Good Reason and not for death or Disability, then any Annual Bonus earned pursuant to Section 2.2 in respect of a prior fiscal year, but not yet paid or due to be paid, shall be forfeited.
3.2. Certain Terminations.
(a) Termination by the Company Other than for Cause; Termination by the Executive for Good Reason. If the Executive’s employment hereunder is terminated by the Company during the Term other than for Cause, or by the Executive with Good Reason, in addition to the Accrued Amounts the Executive shall be entitled to:
(i)	a cash payment in each of the twelve (12) months following the Executive’s termination of employment equal to one-twelfth (1/12) of the sum of the Executive’s Base Salary and target Annual Bonus; provided, however, that if the Executive’s termination of employment pursuant to this Section 3.2(a) occurs within two (2) years following a “Change in Control” (as defined in the Company’s 2006 Stock Option Plan)) or the Executive reasonably demonstrates that the termination was In Anticipation Of a Change in Control, the Executive shall be entitled to a lump sum equal to two (2) times the sum of his Base Salary and target Annual Bonus (amounts paid pursuant to this clause (i) herein referred to as the “Severance Payment”);

(ii)	the Accrued Amounts and a pro-rata Annual Bonus (determined by multiplying the target Annual Bonus for the year of termination by a fraction, the numerator of which is the number of days he was employed by the Company during such fiscal year and the denominator of which is the number of days in such fiscal year) (the “Pro-Rata Annual Bonus Payment”);
(iii)	the continuation of all welfare benefits, including (to the extent applicable) medical, dental, vision, life and disability benefits pursuant to plans maintained by the Company under which the Executive and/or the Executive’s family is eligible to receive benefits and/or coverage, for the twelve (12)-month period following the date of the Executive’s termination, with such benefits provided to the Executive at no less than the same coverage level as in effect as of the date of termination and the Executive shall pay any portion of such cost as was required to be borne by key executives of the Company generally on the date of termination; provided, however, that, notwithstanding the foregoing, the benefits described in this sentence may be discontinued prior to the end of the twelve (12)-month period to the extent, but only to the extent, that the Executive receives substantially similar benefits from a subsequent employer; and
(iv)	key executive outplacement services, in accordance with Company policies for senior executives as in effect on the date of termination (or, at the request of the Executive, a lump sum payment in lieu thereof, in an amount determined by the Company to be equal to the estimated cost of those services).
The Company’s obligations to make the Payments and provide the benefits described in this Section 3.2(a) shall be conditioned upon the Executive’s execution, delivery and non-revocation of a valid and enforceable general release of claims substantially in the form attached hereto as Exhibit A (the “Release”).
(b) Termination Due to Disability. Upon a determination that the Executive is Disabled, the Company may give notice to the Executive that it intends to replace him. If the Executive does not return to the performance of his duties on essentially a full-time basis within thirty (30) days after receiving such notice, the Company may replace the Executive without breaching this Agreement; provided, however, that this Agreement shall not terminate until the anniversary date of this Agreement next following the date that the Executive is determined to be Disabled. For the period from the date the Executive is determined to be Disabled through the earlier of such anniversary date or the date of the Executive’s death (the “Disability

Period”), the Company shall continue to provide the Executive all compensation and benefits provided for in Section 2; provided, however, that the Company’s obligation to pay the Executive’s Base Salary shall be reduced by the amounts paid to the Executive under any long-term disability insurance plan sponsored or otherwise maintained by the Company (if any) and that in no event shall the total annual obligation of the Company under this Agreement to make Base Salary payments to the Executive during the Disability Period be greater than an amount equal to two-thirds (2/3) of the Executive’s Base Salary, computed on a pro rata basis beginning with the date that the Executive is replaced in accordance with this Section 3.2(b) and continuing until the expiration of the Disability Period.
(c) Termination Due to Death. If the Executive’s employment hereunder is terminated by reason of his death, the Company shall continue to pay the Executive’s Base Salary at the rate in effect at the time of his death to such person or persons as the Executive shall have designated for that purpose in a notice filed with the Company, or, if no such person shall have been so designated, to his estate, for a period of six (6) months after the Executive’s date of death. The Company also shall pay to such person(s) or estate (i) the amount of the Accrued Amounts and a Pro Rata Annual Bonus Payment for the year of termination and (ii) an amount equal to one-twelfth (1/12) of the Executive’s average annual Bonus paid or payable to the Executive with respect to the most recent three (3) full fiscal years or, if greater, the most recent twelve (12)-month period (in each case, determined by annualizing the bonus paid or payable with respect to any partial fiscal year) that amount being payable in each of the six (6) months following the date of termination. Any amounts payable under this Section 3.2(c) shall be exclusive of and in addition to any payments which the Executive’s widow, beneficiaries or estate may be entitled to receive pursuant to any pension plan, profit sharing plan, employee benefit plan, or life insurance policy maintained by the Company.
(d) Termination at Expiration of the Term at the Company’s Request. If the Executive’s employment hereunder is terminated solely as a result of the Company’s electing under Section 1.1 not to renew the Employment Agreement at the expiration of the then current Term by giving notice thereof to the Executive, and the Executive terminates his employment within thirty (30) days after the end of the Term, then such termination of employment shall be considered a termination without Cause hereunder.
(e) Definitions. For purposes of this Section 3.2, the following terms shall have the following meanings:
(1) “Good Reason” shall mean the occurrence of any of the following events without either the Executive’s prior written consent or full cure within thirty (30) days after he gives written notice to the Company describing the event and requesting cure: (i) the reassignment of the Executive to a position that is not a corporate officer level position or the assignment to the Executive of duties that are not consistent with such corporate officer level position; (ii) any relocation of the Executive’s principal place of employment to a location more than fifty (50) miles from his current principal place of employment; (iii) any material breach by the Company or any of its affiliates of any material obligation to the Executive; or (iv) any failure of the Company to obtain the assumption in writing of its obligation to perform this Employment Agreement by any successor to all or substantially all of the assets of the Company within fifteen (15) days after any merger, consolidation, sale or similar transaction, except where such assumption occurs by operation of law. If the Company fails to cure a Good Reason event during the thirty (30) day cure period, the Executive must terminate his employment within sixty (60) days after the expiration of such thirty (30) day period if such termination is to be treated as for Good Reason based on such uncured Good Reason event.

(2) “Cause” shall mean (i) the Executive’s willful and continued failure to use his best efforts to perform his reasonably assigned duties (other than on account of Disability); (ii) the Executive is indicted for, convicted of, or enters a plea of guilty or nolo contendere to, (x) a felony or (y) a misdemeanor involving moral turpitude; (iii) the Executive engages in (x) gross negligence causing material harm to the Parent, the Company, or its or their business or reputation, (y) willful and material misconduct, or (z) willful and material breach of fiduciary duty; or (iv) the Executive willfully and materially breaches (x) the restrictive covenants described in Section 4 of this Employment Agreement or (y) any of the material written policies listed on Exhibit B, as in effect on the Effective Date.
(3) “Disability” shall mean the Executive is entitled to receive long-term disability benefits under the long-term disability plan of the Company in which Executive participates, or, if there is no such plan, the Executive’s inability, due to physical or mental incapacity, to substantially perform his duties and responsibilities under this Employment Agreement for one hundred eighty (180) days out of any consecutive 365 day period.
(4) “In Anticipation Of” shall mean that the termination (i) was at the request of a third party that has taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with a Change in Control that has been proposed, so long as in either case such Change in Control shall actually have occurred.
(f) Section 409A. If the Executive is a “specified employee” for purposes of Section 409A of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder (“Section 409A”), any Severance Payment required to be made pursuant to Section 3.2 which is subject to Section 409A shall not be paid until one day after the date which is six (6) months from the date of termination.
3.3. Exclusive Remedy. The foregoing payments upon termination of the Executive’s employment shall constitute the exclusive severance payments due the Executive upon a termination of his employment under this Employment Agreement.
3.4. Resignation from All Positions. Upon the termination of the Executive’s employment with the Company for any reason, the Executive shall be deemed to have resigned, as of the date of such termination, from all positions he then holds as an officer, director, employee and member of the board (and any committee thereof) of the Company and any of its subsidiaries and affiliates.
3.5. Cooperation. Following the termination of the Executive’s employment with the Company for any reason, the Executive agrees to reasonably cooperate with the Company upon reasonable request of the Board and to be reasonably available to the Company with respect to matters arising out of the Executive’s services to the Company and its subsidiaries and affiliates. The Company shall reimburse the Executive for expenses reasonably incurred in connection with such matters as agreed by the Executive and the Board and, to the extent the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate based on the Executive’s most recent Base Salary.

Section 4. Unauthorized Disclosure; Non-Solicitation; Non-Competition; Proprietary Rights.
4.1. Unauthorized Disclosure. The Executive agrees and understands that in the Executive’s position with the Company, the Executive has been and will be exposed to and has and will receive non-public information relating to the confidential affairs of the Company and its affiliates, including, without limitation, technical information, intellectual property, business and marketing plans, strategies, customer information, software, other information concerning the products, promotions, development, financing, expansion plans, business policies and practices of the Company and its affiliates and other non-public forms of information considered by the Company and its affiliates to be confidential and in the nature of trade secrets (including, without limitation, ideas, research and development, know-how, technical data, customer and supplier lists, pricing and cost information and business and marketing plans and proposals) (collectively, the “Confidential Information”). The Executive agrees that at all times during the Executive’s employment with the Company, except as may be required for the Executive to discharge his duties as an officer of the Company, and thereafter, the Executive shall not disclose such Confidential Information, either directly or indirectly, to any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof (each a “Person”) without the prior written consent of the Company and shall not use or attempt to use any such information in any manner other than in connection with his employment with the Company, unless required by law to disclose such information, in which case the Executive shall provide the Company with written notice of such requirement as far in advance of such anticipated disclosure as possible. This confidentiality covenant has no temporal, geographical or territorial restriction. Upon termination of the Executive’s employment with the Company, the Executive shall promptly supply to the Company (or destroy, at the Company’s option) all property, keys, notes, memoranda, writings, lists, files, reports, customer lists, correspondence, tapes, disks, cards, surveys, maps, logs, machines, technical data and any other tangible product or document which has been produced by, received by or otherwise submitted to the Executive during or prior to the Executive’s employment with the Company, and any copies thereof in his (or capable of being reduced to his) possession; provided that nothing in this Employment Agreement or elsewhere shall prevent the Executive from retaining and utilizing: documents relating to his personal benefits, entitlements and obligations; documents relating to his personal tax obligations; his desk calendar, rolodex, and the like; and such other records and documents as may reasonably be approved by the Company.

4.2. Non-Competition. By and in consideration of the Company’s entering into this Employment Agreement and the payments to be made and benefits to be provided by the Company hereunder, and in further consideration of the Executive’s exposure to the Confidential Information of the Company and its affiliates, the Executive agrees that the Executive shall not, during the Executive’s employment with the Company (whether during the Term or thereafter) and for a period of twelve (12) months thereafter (the “Restriction Period”), directly or indirectly (other than in connection with carrying out his responsibilities for the Company and its affiliates), own, manage, operate, join, control, be employed by, or participate in the ownership, management, operation or control of, or be connected in any manner with, including, without limitation, holding any position as a stockholder, director, officer, consultant, independent contractor, employee, partner, or investor in, any Restricted Enterprise (as defined below); provided, that in no event shall ownership of three percent (3%) or less of the outstanding securities of any class of any issuer whose securities are registered under the Securities Exchange Act of 1934, as amended, standing alone, be prohibited by this Section 4.2, so long as the Executive does not have, or exercise, any rights to manage or operate the business of such issuer other than rights as a stockholder thereof. For purposes of this paragraph, “Restricted Enterprise” shall mean any Person that is actively engaged in any geographic area in which the Parent, the Company, or any of their respective subsidiaries (the “Company Group”) operates or markets in any business which is in material competition with the business of any member of the Company Group (i) conducted during the preceding twelve (12) months (or following the Executive’s termination of employment, the twelve (12) months preceding the date of termination of the Executive’s employment with the Company) or (ii) proposed to be conducted by any member of the Company Group in its business plan as in effect at that time (or following the Executive’s termination of employment, the business plan as in effect as of the date of termination of the Executive’s employment with the Company). During the Restriction Period, upon request of the Company, the Executive shall notify the Company of the Executive’s then-current employment status.
4.3. Non-Solicitation of Employees. During the Restriction Period (other than in connection with carrying out his responsibilities for the Company and its affiliates), the Executive shall not directly or indirectly contact, induce or solicit (or assist any Person to contact, induce or solicit) for employment any person who is, or within six (6) months prior to the date of such solicitation was, an employee of any member of the Company Group.
4.4. Interference with Business Relationships. During the Restriction Period (other than in connection with carrying out his responsibilities for the Company and its affiliates), the Executive shall not directly or indirectly contact, induce or solicit (or assist any Person to contact, induce or solicit) any customer or client of any member of the Company Group to terminate its relationship or otherwise cease doing business in whole or in part with any member of the Company Group, or directly or indirectly interfere with (or assist any Person to interfere with) any material relationship between any member of the Company Group and any of its or their customers or clients so as to cause harm to the Parent or its affiliates.
4.5. Extension of Restriction Period. The Restriction Period shall be tolled for any period during which the Executive is in breach of any of Sections 4.2, 4.3 or 4.4 hereof.
4.6. Proprietary Rights. The Executive shall disclose promptly to the Company any and all inventions, discoveries, and improvements (whether or not patentable or registrable under copyright or similar statutes), and all patentable or copyrightable works, initiated, conceived, discovered, reduced to practice, or made by him, either alone or in conjunction with others, during the Executive’s employment with the Company and related to the business or activities of the Company and its affiliates (the “Developments”). Except to the extent any rights in any Developments constitute a work made for hire under the

U.S. Copyright Act, 17 U.S.C. § 101 et seq. that are owned ab initio by the Company and/or its applicable affiliate, the Executive assigns all of his right, title and interest in all Developments (including all intellectual property rights therein) to the Company or its nominee without further compensation, including all rights or benefits therefor, including, without limitation, the right to sue and recover for past and future infringement. The Executive acknowledges that any rights in any developments constituting a work made for hire under the U.S. Copyright Act, 17 U.S.C § 101 et seq. are owned upon creation by the Company and/or its applicable affiliate as the Executive’s employer. Whenever requested to do so by the Company, the Executive shall execute any and all applications, assignments or other instruments which the Company shall deem necessary to apply for and obtain trademarks, patents or copyrights of the United States or any foreign country or otherwise protect the interests of the Company and its affiliates therein. These obligations shall continue beyond the end of the Executive’s employment with the Company with respect to inventions, discoveries, improvements or copyrightable works initiated, conceived or made by the Executive while employed by the Company, and shall be binding upon the Executive’s employers, assigns, executors, administrators and other legal representatives. In connection with his execution of this Employment Agreement, the Executive has informed the Company in writing of any interest in any inventions or intellectual property rights that he holds as of the date hereof. If the Company is unable for any reason, after reasonable effort, to obtain the Executive’s signature on any document needed in connection with the actions described in this Section 4.6, the Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Executive’s agent and attorney in fact to act for and in the Executive’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this Section 4.6 with the same legal force and effect as if executed by the Executive.
4.7. Confidentiality of Agreement. The Parties agree not to disclose the terms of this Employment Agreement to any Person (other than in connection with carrying out his responsibilities for the Company and its affiliates); provided that (i) the Executive may disclose this Employment Agreement and/or any of its terms to the Executive’s immediate family, financial advisors and attorneys, so long as every such Person to whom the Executive makes such disclosure agrees, in writing, not to disclose the terms of this Employment Agreement further and (ii) the Company may disclose the terms of this Employment Agreement in confidence to its creditors, professional advisors and attorneys, and otherwise when required by law, subpoena, court order or the like.
4.8. Remedies. The Executive agrees that any breach of the terms of this Section 4 would result in irreparable injury and damage to the Parent and the Company for which the Parent or the Company, as applicable, would have no adequate remedy at law; the Executive therefore also agrees that in the event of said breach or any threat of breach, the Parent or the Company shall be entitled to an immediate injunction and restraining order, from any court with jurisdiction over the Executive and the matter, to prevent such breach and/or threatened breach and/or continued breach by the Executive and/or any and all Persons acting for and/or with the Executive, without having to prove damages, in addition to any other remedies to which the Parent or the Company may be entitled at law or in equity, including, without limitation, damages and/or relief pursuant to the last sentence of this Section 4.8. The terms of this Section 4.8 shall not prevent the Parent or the Company from pursuing any other available remedies for any breach or threatened breach hereof, including, without limitation, the recovery of damages from the Executive. The Executive and the Company further agree that the provisions of the covenants contained in this Section 4 are reasonable and necessary to protect the businesses of the Company and its affiliates because of the Executive’s access to Confidential Information and his material participation in the operation of such businesses. In the event that the Executive willfully and materially breaches any of the covenants set forth in this Section 4, then in addition to any injunctive relief, the Executive will promptly return to the Company a pro-rata portion of (i) any Severance Payment (or if the Severance Payment is being paid in installments, no further installments will be made) and (ii) any Pro-Rata Annual Bonus Payment that the Company has paid to the Executive, in each case equal to the product of (x) the amount of the Severance Payment (which will be zero if the Severance Payment is being paid in installments) or Pro-Rata Annual Bonus Payment, as applicable, and (y) a fraction, the numerator of which is the number of days from the date of such breach through the 365th day following the date the Executive’s employment hereunder terminates, and the denominator of which is 365.
Section 5. Representations.
Each Party represents and warrants (i) that such Party is not subject to any contract, arrangement, agreement, policy or understanding, or to any statute, governmental rule or regulation, that in any way limits such Party’s ability to enter into and fully perform such Party’s obligations under this Employment Agreement (including, for avoidance of doubt, the agreements of which forms are appended hereto); (ii) that such Party is not otherwise unable to enter into and fully perform such Party’s obligations under this Employment Agreement (including the agreements of which forms are appended hereto); and (iii) that, upon the execution and delivery of this Employment Agreement by both Parties, this Employment Agreement shall be such Party’s valid and binding obligation, enforceable against such Party in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally.
Section 6. Non-Disparagement.
From and after the Effective Date and following termination of the Executive’s employment with the Company, the Executive and the Company agree not to make any statement (other than statements made by the Executive in connection with carrying out his responsibilities for the Company and its affiliates) that is intended to become public, or that should reasonably be expected to become public, and that criticizes, ridicules, disparages or is otherwise derogatory of the other Party or, in the case of statements about the Company, any of its subsidiaries, affiliates, employees, officers, directors or stockholders. For such purposes, statements by “the Company” shall mean only (i) the Company by press release or other formally released announcement and (ii) the executive officers and directors thereof and not any other employee.
Section 7. Taxes.
7.1. All amounts paid to the Executive under this Employment Agreement during or following the Term shall be subject to withholding and other employment taxes imposed by applicable law.

7.2. If (i) the aggregate of all amounts and benefits due to the Executive under this Employment Agreement or under any other Company Arrangement would, if received by the Executive in full and valued under Section 280G of the Internal Revenue Code of 1986, as from time to time amended (the “Code”), constitute “parachute payments” as defined in and under Section 280G of the Code (collectively, “280G Benefits”), and if (ii) such aggregate would, if reduced by all federal, state and local taxes applicable thereto, including the excise tax imposed pursuant to Section 4999 of the Code, be less than the amount the Executive would receive, after all taxes, if the Executive received aggregate 280G Benefits equal (as valued under Section 280G of the Code) to only three times the Executive’s “base amount” as defined in and under Section 280G of the Code, less $1.00, then (iii) such 280G Benefits payable in cash, and/or such benefits under performance-vesting options, if any, in either case as the Executive shall select shall (to the extent that the reduction of such 280G Benefits can achieve the intended result) be reduced or eliminated to the extent necessary so that the aggregate 280G Benefits received by the Executive will not constitute parachute payments. The determinations with respect to this Section 7.2 shall be made by an independent auditor (the “Auditor”) paid by the Company. The Auditor shall be the Company’s regular independent auditor unless the Executive reasonably objects to the use of that firm, in which event the Auditor will be a nationally recognized United States public accounting firm chosen by the Parties.
7.3. It is possible that after the determinations and selections made pursuant to Section 7.2 the Executive will receive 280G Benefits that are, in the aggregate, either more or less than the amount provided under Section 7.2 (hereafter referred to as an “Excess Payment” or “Underpayment,” respectively). If it is established, pursuant to a final determination of a court or an Internal Revenue Service proceeding that has been finally and conclusively resolved, that an Excess Payment has been made, then the Executive shall promptly pay an amount equal to the Excess Payment to the Company, together with interest on such amount at the applicable federal rate (as defined in and under Section 1274(d) of the Code) from the date of the Executive’s receipt of such Excess Payment until the date of such payment. In the event that it is determined (x) by arbitration pursuant to Section 8.6, (y) by a court or (z) by the Auditor upon request by a Party, that an Underpayment has occurred, the Company shall promptly pay an amount equal to the Underpayment to the Executive, together with interest on such amount at the applicable federal rate from the date such amount would have been paid to the Executive had the provisions of Section 7.2 not been applied until the date of such payment.
7.4. Notwithstanding the foregoing, if it appears that any amount or benefit that is to be paid to the Executive under this Employment Agreement or any other plan, program, agreement, or arrangement of the Company or any of its affiliates may constitute a “parachute payment” under Section 280G(b)(2) of the Code, the Company shall use its best reasonable efforts to obtain shareholder approval of such payments for purposes of Section 280G(b)(5) of the Code.

Section 8. Miscellaneous.
8.1. Indemnification. The Company shall indemnify the Executive to the fullest extent provided under the Company’s limited liability company agreement and By-Laws, on the same terms and conditions as such indemnification is generally provided to the Company’s officers and directors, in the event that he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that the Executive is or was a director, officer, employee or agent of the Company or any of its affiliates; provided, however, that the Executive shall not be entitled to indemnification under this Section 8.1 relating to claims, actions, suits or proceedings arising from his breach of this Employment Agreement. The Executive shall be covered under any directors and officers insurance coverage maintained by the Company with respect to its executive officers for periods following the Effective Date.
8.2. Amendments and Waivers. This Employment Agreement and any of the provisions hereof may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified or supplemented, in whole or in part, only by written agreement signed by the Parties that specifically identifies the provisions affected; provided, that the observance of any provision of this Employment Agreement may be waived, but only in a writing specifically identifying the provision to be so waived, by the Party that will lose the benefit of such provision as a result of such waiver. The waiver by either Party of a breach of any provision of this Employment Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach, except as otherwise explicitly provided for in such waiver. Except as otherwise expressly provided herein, no failure on the part of either Party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
8.3. Assignment. No rights or obligations of the Company under this Employment Agreement may be assigned or transferred by the Company except that such rights and obligations may be assigned or transferred pursuant to a merger or consolidation, or the sale or liquidation of all or substantially all of the business and assets of the Company, provided that the assignee or transferee is the successor to all or substantially all of the business and assets of the Company and such assignee or transferee assumes the liabilities, obligations and duties of the Company, as contained in this Employment Agreement, either contractually or as a matter of law. In the event of any merger, consolidation, other combination, sale of business and assets, or liquidation as described in the preceding sentence, the Company shall use its best reasonable efforts to cause such assignee or transferee to promptly and expressly assume the liabilities, obligations and duties of the Company hereunder. The duties and covenants of Executive under this Employment Agreement, being personal, may not be assigned or delegated. All amounts that become payable to the Executive hereunder shall, in the event of the Executive’s death, be paid to his beneficiary or beneficiaries designated hereunder. The Executive shall be entitled, to the extent permitted under applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit hereunder following the Executive’s death by giving written notice thereof to the Company.

8.4. Notices. All notices, requests, demands, claims and other communications provided for under the terms of this Employment Agreement shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be sent by (i) personal delivery (including receipted courier service) or overnight delivery service, (ii) facsimile during normal business hours, with confirmation of receipt, to the number indicated, (iii) reputable commercial overnight delivery service courier or (iv) registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to the Company:	c/o Goldman Sachs Capital Partners [Redacted]

c/o Providence Equity Partners [Redacted]

Education Management LLC [Redacted]

with a copy to:	Fried, Frank, Harris, Shriver & Jacobson, LLP [Redacted]

If to the Executive:	John Kline, at his principal office at the Company (during the Term), and at all times to his principal residence as reflected in the records of the Company.
All such notices, requests, consents and other communications shall be deemed to have been given when received. Either Party may change the facsimile numbers or addresses to which notices, requests, demands, claims and other communications to such Party are to be delivered by giving the other Party notice in the manner then set forth.
8.5. Governing Law. Except as otherwise required by federal law, this Employment Agreement shall be construed and enforced in accordance with, and the rights and obligations of the Parties shall be governed by, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

8.6. Arbitration. Other than with respect to provisions under Section 4 of this Employment Agreement, in the event of any dispute, controversy or claim between the Parties that arises out of or relates to this Employment Agreement, the Executive’s employment with the Company, or any termination of such employment, then either Party may, by written notice to the other, require that such dispute, controversy or claim be submitted to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “AAA”). The arbitrator or arbitrators shall be selected by agreement of the Parties or, if they do not agree on an arbitrator or arbitrators within thirty (30) days after one Party has notified the other of his or its desire to have the matter settled by arbitration, then the arbitrator or arbitrators shall be selected by the AAA in New York, New York. The determination reached in such arbitration shall be final and binding on the Parties without any right of appeal or further dispute, except as otherwise required by applicable law. Unless otherwise agreed by the Parties, any such arbitration shall take place in New York, New York.
8.7. Severability. Whenever possible, each provision or portion of any provision of this Employment Agreement, including those contained in Section 4 hereof, will be interpreted in such manner as to be effective and valid under applicable law but the invalidity or unenforceability of any provision or portion of any provision of this Employment Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Employment Agreement in that jurisdiction or the validity or enforceability of this Employment Agreement, including that provision or portion of any provision, in any other jurisdiction. In addition, should a court or arbitrator determine that any provision or portion of any provision of this Employment Agreement, including those contained in Section 4 hereof, is not reasonable or valid, either in period of time, geographical area, or otherwise, the Parties agree that such provision should be interpreted and enforced to the maximum extent which such court or arbitrator deems reasonable or valid.
8.8. Entire Agreement. From and after the date hereof, this Employment Agreement, and the other agreements being executed in connection herewith, constitute the entire agreement between the Parties, and supersede all prior representations, agreements and understandings (including any prior course of dealings), both written and oral, between the Parties with respect to the subject matter hereof, including, without limitation, the Original Employment Agreement, except with respect to rights accrued as of the Effective Date (e.g., unpaid salary, unreimbursed business expenses, etc.). The terms of this Employment Agreement, and of the agreements of which forms are attached hereto, shall control over those of any inconsistent Company Arrangements with respect to the subject matter hereof.
8.9. Counterparts. This Employment Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. Signatures delivered by facsimile shall be effective for all purposes.
8.10. Binding Effect. This Employment Agreement shall inure to the benefit of, and be binding on, the successors and assigns of each of the Parties, to the extent provided herein. In the event of the Executive’s death or a judicial determination of his incompetence, references in this Employment Agreement to the Executive shall be deemed, as appropriate, to be references to his estate, beneficiaries, or legal representatives.
8.11. General Interpretive Principles. The name assigned this Employment Agreement and headings of the sections, paragraphs, subparagraphs, clauses and subclauses of this Employment Agreement are for convenience of reference only and shall not in any way affect the meaning or interpretation of any of the provisions hereof. Words of inclusion shall not be construed as terms of limitation herein, so that references to “include,” “includes” and “including” shall not be limiting and shall be regarded as references to non-exclusive and non-characterizing illustrations. Any reference to a Section of the Code shall be deemed to include any successor to such Section.

8.12. Mitigation/Offset. The Executive shall be under no obligation to seek other employment or to otherwise mitigate the obligations of the Company under this Employment Agreement, and there shall be no offset against amounts or benefits due Executive under this Employment Agreement or otherwise on account of any claim (other than any preexisting debts then due in accordance with their terms) the Company or its affiliates may have against him or any remuneration or other benefit earned or received by Executive after such termination.
IN WITNESS WHEREOF, the Parties have executed this Employment Agreement as of the date first written above.

EDUCATION MANAGEMENT LLC

	By:	/s/ Todd S. Nelson
/s/ John R. Kline		Name:
JOHN R. KLINE, Individually		Title:

Exhibit A
WAIVER AND RELEASE OF CLAIMS
1. In consideration of the payments and benefits to be made under the Employment Agreement, dated as of [DATE] (the “Employment Agreement”), to which John Kline (the “Executive”) and Education Management LLC (the “Company”) (each of the Executive and the Company, a “Party” and collectively, the “Parties”) are parties, the sufficiency of which the Executive acknowledges, the Executive, with the intention of binding himself and his heirs, executors, administrators and assigns, does hereby release, remise, acquit and forever discharge the Company and each of its parents, subsidiaries and affiliates (the “Company Affiliated Group”), their present and former officers, directors, executives, shareholders, agents, attorneys, employees and employee benefit plans (and the fiduciaries thereof), and the successors, predecessors and assigns of each of the foregoing (collectively, the “Company Released Parties”), of and from any and all claims, actions, causes of action, complaints, charges, demands, rights, damages, debts, sums of money, accounts, financial obligations, suits, expenses, attorneys’ fees and liabilities of whatever kind or nature in law, equity or otherwise, whether accrued, absolute, contingent, unliquidated or otherwise and whether now known or unknown, suspected or unsuspected, which the Executive, individually or as a member of a class, now has, owns or holds, or has at any time heretofore had, owned or held, arising on or prior to the date hereof, against any Company Released Party that arises out of, or relates to, the Employment Agreement, the Executive’s employment with the Company, or any termination of such employment, including claims (i) for severance or vacation benefits, unpaid wages, salary or incentive payments, (ii) for breach of contract, wrongful discharge, impairment of economic opportunity, defamation, intentional infliction of emotional harm or other tort, (iii) for any violation of applicable state and local labor and employment laws (including, without limitation, all laws concerning unlawful and unfair labor and employment practices) and (iv) for employment discrimination under any applicable federal, state or local statute, provision, order or regulation, and including, without limitation, any claim under Title VII of the Civil Rights Act of 1964 (“Title VII”), the Civil Rights Act of 1988, the Fair Labor Standards Act, the Americans with Disabilities Act (“ADA”), the Executive Retirement Income Security Act of 1974, as amended (“ERISA”), the Age Discrimination in Employment Act (“ADEA”), and any similar or analogous state statute, excepting only:
(A)	rights of the Executive arising under, or preserved by, this Agreement or Section 3 or Section 7 of the Employment Agreement;
(B)	the right of the Executive to receive COBRA continuation coverage in accordance with applicable law;
(C)	claims for benefits under any health, disability, retirement, life insurance or other, similar employee benefit plan (within the meaning of Section 3(3) of ERISA) of the Company Affiliated Group; and
(D)	rights to indemnification the Executive has or may have under the by-laws, limited liability company agreement or certificate of incorporation of any member of the Company Affiliated Group or as an insured under any director’s and officer’s liability insurance policy now or previously in force.

2. The Employee acknowledges and agrees that the release of claims set forth in this Agreement is not to be construed in any way as an admission of any liability whatsoever by any Company Released Party, any such liability being expressly denied.
3. The release of claims set forth in this Agreement applies to any relief no matter how called, including, without limitation, wages, back pay, front pay, compensatory damages, liquidated damages, punitive damages, damages for pain or suffering, costs, and attorneys’ fees and expenses.
4. The Executive specifically acknowledges that his acceptance of the terms of the release of claims set forth in this Agreement is, among other things, a specific waiver of his rights, claims and causes of action under Title VII, ADEA, ADA and any state or local law or regulation in respect of discrimination of any kind; provided, however, that nothing herein shall be deemed, nor does anything contained herein purport, to be a waiver of any right or claim or cause of action which by law the Executive is not permitted to waive.
5. As to rights, claims and causes of action arising under the ADEA, the Executive acknowledges that he has been given but not utilized a period of twenty-one (21) days to consider whether to execute this Agreement. If the Executive accepts the terms hereof and executes this Agreement, he may thereafter, for a period of seven (7) days following (and not including) the date of execution, revoke this Agreement as it relates to the release of claims arising under the ADEA. If no such revocation occurs, this Agreement shall become irrevocable in its entirety, and binding and enforceable against the Executive, on the day next following the day on which the foregoing seven-day period has elapsed. If such a revocation occurs, the Executive shall irrevocably forfeit any right to payment of the Severance Payment and/or Pro-Rata Annual Bonus Payment (as such terms are defined in the Employment Agreement), but the remainder of the Employment Agreement shall continue in full force.
6. Other than as to rights, claims and causes of action arising under the ADEA, the release of claims set forth in this Agreement shall be immediately effective upon execution by the Executive.
7. The Executive acknowledges and agrees that he has not, with respect to any transaction or state of facts existing prior to the date hereof, filed any complaints, charges or lawsuits against any Company Released Party with any governmental agency, court or tribunal.
8. The Executive acknowledges that he has been advised to seek, and has had the opportunity to seek, the advice and assistance of an attorney with regard to the release of claims set forth in this Agreement, and has been given a sufficient period within which to consider the release of claims set forth in this Agreement.
9. The Executive acknowledges that the release of claims set forth in this Agreement relates only to claims which exist as of the date of this Agreement.

10. The Executive acknowledges that the Severance Payment and/or Pro-Rata Annual Bonus Payment he is receiving in connection with the release of claims set forth in this Agreement and his obligations under this Agreement are in addition to anything of value to which the Executive is entitled from the Company.
11. Each provision hereof is severable from this Agreement, and if one or more provisions hereof are declared invalid, the remaining provisions shall nevertheless remain in full force and effect. If any provision of this Agreement is so broad, in scope, or duration or otherwise, as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
12. This Agreement constitutes the complete agreement of the Parties in respect of the subject matter hereof and shall supersede all prior agreements between the Parties in respect of the subject matter hereof except to the extent set forth herein.
13. The failure to enforce at any time any of the provisions of this Agreement or to require at any time performance by another party of any of the provisions hereof shall in no way be construed to be a waiver of such provisions or to affect the validity of this Agreement, or any part hereof, or the right of any party thereafter to enforce each and every such provision in accordance with the terms of this Agreement.
14. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile shall be deemed effective for all purposes.
15. This Agreement shall be binding upon any and all successors and assigns of the Executive and the Company.
16. Except for issues or matters as to which federal law is applicable, this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof.
[signature page follows]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties, all as of [_____].

EDUCATION MANAGEMENT LLC

By:
Name:
JOHN KLINE, Individually		Title:

Exhibit B
MATERIAL WRITTEN POLICIES
1.	Education Management Corporation Code of Business Ethics and Conduct
2.	Education Management Corporation Policy Statement on Inside Information and Insider Trading